U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           FORM 12b-25
                   NOTIFICATION OF LATE FILING

                          (Check One):

     [ ]  Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
     [ ]  Form N-SAR
     For Period Ended:  March 31, 1995
     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR
     For Period Ended:


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I--Registrant Information

     Full Name of Registrant:  Duramed Pharmaceuticals, Inc.
     Former Name if Applicable:
     7155 East Kemper Road
     Address of Principal Executive Office (Street and Number)
     Cincinnati, Ohio  45249
     City, State and Zip Code



Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III--Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach
Extra Sheets if Needed)

All information necessary fully to complete the report is not yet available.


Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

      Timothy J. Holt                     (513) 458-6009
          (Name)                   (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                   [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In its Form 10-Q for the quarter ended March 31, 1995, the Company will report a decrease in net income from $1.241 million in the first quarter of fiscal year 1994 ($0.12 per share) to $1.008 million in the first quarter of fiscal year 1995 ($0.09 per share).

                  Duramed Pharmaceuticals, Inc.
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:     May 15, 1995    By:  /s/ Timothy J. Holt
                                   Senior Vice President, Finance
                                     and Administration